

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

May 19, 2006

C. Michael Nurse
Siteworks Building and Development Co.
P.O. Box 331238
Miami, Florida 33133

> **Re:**   **Siteworks Building and Development Co.**
> **Item 4.02 Form 8-K**
> **Filed May 17, 2006**
> **File No. 001-32528**

Dear Mr. Nurse:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Item 4.02

1. Revise to provide more specific disclosure on the nature of the inaccurate information as it relates to equity.

2. You state the 2004 Form 10-K and 2005 Forms 10-Q may contain inaccurate information related to the "validity of shares issued". Revise to explain why the shares issued may not have been valid. Also, revise to describe the filings as Forms 10-KSB and 10-QSB as opposed to Forms 10-K and 10-Q.

3.	You state the company expects to file its amended 2005 Form 10-QSB as soon as practical. Please tell us whether you intend to file restated financial statements for 2004. Also tell us when you will file the amended filings.

4.	Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your 2004 Form 10-KSB.

5.	When you amend your 2005 Forms 10-QSB to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K or Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355.

Sincerely,

Babette Cooper
Staff Accountant